EMERSON RADIO CORP. 610 Fifth Avenue, suite 311, New York, NY 10020 (212) 897-5440
April 27, 2009
Mr. Larry Spirgel
Assistant Director, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Emerson Radio Corp. Form 10-K for Fiscal Year Ended March 31, 2008 Filed July 11, 2008 Form 10-Q for Fiscal Period Ended September 30, 2008 File No. 001-07731
Dear Mr. Spirgel:
This letter confirms that as per the telephone conversation on Friday, April 24, 2009, between Anita Chapdelaine of Lowenstein Sandler PC, special counsel to Emerson Radio Corp. (“Emerson”), and Melissa Kindelan, Staff Accountant of the Securities and Exchange Commission, Emerson will respond to the Staffs letter of comment, dated April 13, 2009, with respect to the above-captioned reports, on or before May 11, 2009.
Please do not hesitate to contact the undersigned if you have any questions.
Sincerely,
Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.